Exhibit 4.26

Sports and Attraction Area

Sporting Events Unit

Municipality of Milan	Milan, 8 September 2023

Dear
FCD Brera
Via Daverio, 7
20122 Milan

scuola@breracalcio.it

GRANT OF USE OF THE “GIANNI BRERA” CIVIC ARENA

THE AREA DIRECTOR

- Given FCD Brera’s request of 1/08/2023;

- Given the GC Reg. n. 1881 of 26/09/14 on the “Determination of municipal rates, relating both to sports practiced in municipal-owned sports facilities and to the use of the sports facilities themselves, based on price items and criteria approved by the Municipal Council”, in force in accordance with the law;

GRANTS

FCD Brera - tel. +39 02/55013325 – VAT no. 09572130962 - the use of the central field of the “Gianni Brera” Civic Arena, to allow the activation of a non-competitive football academy for primary school children, from 18 September 2023 to 29 April 2024, on the days and time slots indicated below:

Monday	from 5:00 to 6:30 PM

Thursday	from 5:00 to 6:30 PM

shared with A.S.D. Kids United (50%)

Wednesday	from 5:00 to 6:30 PM - alternating half court

CONDITIONS

1. A maximum of 50 children, under the age of 10, will be allowed to enter the football field

	UN EN ISO 9001:2015 CERTIQUALITY	CERTIFIED MANAGEMENT SYSYEM – IQNET

Via San Tomaso, 3/A - 20121 Milan tel. +39 0288464149 www.comune.milano.it	CERTIFIED QUALITY MANAGEMENT SYSTEM	CERTIQUALITY IS MEMBER OF THE CISQ FEDERATION

2.	The times granted are intended as access to the Facility and include the use of the changing rooms

3.	At the end of each use, the Facility must be cleared to allow the alternation with other Licensees

4.	It is strictly forbidden to park vehicles inside the “Gianni Brera” Civic Arena. Such access to vehicles will be allowed only in the case of material loading and unloading; once these operations have been completed, the vehicles must leave the Facility

5.	The Municipality still reserves the priority use of the Facility, for reasons of public interest, where greater needs arise or, even more so, considering any work that may become necessary, or for particular events and manifestations of great appeal.

6.	For the definition of all organizational details, it is necessary to contact in advance the Facility Manager – Mr. Gervasi - tel. +39 335 5785745

Only photo and video recordings shot for educational use or as a souvenir are authorized, upon written communication to the undersigned.

The Licensee is required to:

a)	Pay the corresponding rates, to be understood as inclusive of VAT:

●	EUR 34.00 hourly rate for the use of the field from 5 PM

●	EUR 2.00 hourly rate for use of light when needed

To be paid bimonthly within 30 days from the date of receipt of the payment notice by bank transfer in favor of: Treasury of the Municipality of Milan - Banca Intesa Sanpaolo SPA

IBAN: IT15 V 03069 01783 1000 0030 0001

FOR BANK TRANSFER:

CDR96/IVA/ARENA/P.I.09572130962/UFF67

In case of delayed payment, the legal interest in force will be applied.

Should the occupation of the field continue beyond the time slots assigned in this grant, the consequent additional charges will be applied.

The renunciation - for any reason whatsoever excluded and not dependent on causes determined by the Municipality - of time slots or days of use, will in any case result in the relevant fees being charged.

Only in the event of unavailability of the Facility due to force majeure, all the sessions missed by the Licensee may be rearranged on other dates to be agreed, without this entailing any compensation for the Licensee.

b)	Have the utmost respect for the granted time slots

c)	Provide, from time to time, an adequate medical or first aid and Public Safety service, according to the regulations in force

d)	Subscribe to an insurance policy for all people present in the Facility, relieving the Municipality in full of all and any civil and criminal liability. The Municipality reserves the right to take action against the Licensee if called by third parties to answer for damages deriving and / or consequent to this Grant

e)	Use the municipal facility with all the precautions, aimed at avoiding damage of any kind, by anyone and will be held responsible for any damage caused. This Municipality assumes no responsibility for any damage resulting from theft of material abandoned or unattended in the premises or of personal effects left in the changing rooms or elsewhere.

f)	Compensate the Municipality for all damages resulting from improper use of the Facility. In this case, compensation will be requested relating to the damage found at the end of the event or in any case in the days immediately following. The economic extent of any damage to the facilities of the Municipal Sports Facility, to be compensated to the Municipality, will be quantified by the competent Technical Area, or will derive from the application of market prices as regards the sports and non-sports equipment supplied. The Licensee is also responsible for compensation for the loss of income resulting from any unavailability of the Facility due to causes attributable to the damage caused

g)	Send via e-mail to sabrina.zanoni@comune.milano.it, by 14/09/2023, a copy of this Grant, duly signed by way of acceptance of the same. In case of non-compliance within the established terms, the Grant will be revoked.

In case of non-fulfillment of the obligations, the Municipality reserves the right to revoke this Grant.

For anything else not expressly provided for in the Grant, reference is made to the laws and regulations in force regarding the grant of assets belonging to the unavailable assets of the Municipality.

THE AREA DIRECTOR
Dr. Lina Lucarelli

For acceptance

The person in charge of the file
Giovanni Albanese

Dossier covered by:
Sabrina Zanoni: tel. +39 02 88464149

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